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                                                                    EXHIBIT 99.4


                      [CANADIAN SUPERIOR ENERGY INC. LOGO]



For Immediate Release:                                         November 12, 2004

                SQUIRES JOINS CANADIAN SUPERIOR BOARD AND REPLACES ERSKINE

CALGARY, ALBERTA--Canadian Superior Energy Inc. ("Canadian Superior" - AMEX,
TSX: SNG) of Calgary, Alberta is pleased to announce that Mr. Alex Squires has joined the Board of Directors of Canadian Superior.

Speaking in Calgary today, Greg Noval, President and CEO, of Canadian Superior said, "Mr. Squires (C.F.A.), who is a well known oil and gas financial analyst and businessman from Toronto and who has previously worked for such firms as the Royal Bank and is knowledgeable on Canadian Superior and has the time to devote to our Company, has joined the Board of Directors, and we are glad to have him". He replaces Mr. Rod Erskine who is no longer a Director of Canadian Superior.

Mr. Rod Erskine, former president of El Paso Production Co., a subsidiary of El Paso Corporation, has been unable to continue as a Director with Canadian Superior. Mr. Erskine has recently expanded his own new private venture, Erskine Energy LLC, and can no longer dedicate the time required by these Board activities. "We wish Mr. Erskine well in his new venture," said Mr. Noval today from Calgary.

Mr. Squires is a very talented and financially knowledgeable individual and has joined Canadian Superior's Board of Directors and will be assuming the role of Chairman of Canadian Superior's Audit Committee. Mr. Squires has over 33 years of financial and business experience and is a Chartered Financial Analyst. He is a past director of the Toronto Society of Financial Analysts, a past president of the Canadian Association of Petroleum Investment Analysts ("CAPIA") and has served on the board of the New York based, National Association of Petroleum Investment Analysts ("NAPIA"). He is currently a managing partner with Brant Securities Limited ("Brant") and a Director at Brant.

Canadian Superior is a Calgary, Alberta based oil and gas exploration and production company with operations in western Canada, offshore Nova Scotia and offshore Trinidad and Tobago. The Company is one of the largest acreage holders offshore Nova Scotia, with 100% interests in 1,293,946 acres offshore Nova Scotia (See: Canadian Superior's website at www.cansup.com to review Canadian Superior's "Marquis, Mariner, Mayflower, Marauder and Marconi Offshore Projects" and to view the "Table of Major Offshore Nova Scotia Acreage Holders" and "Offshore Nova Scotia Maps", to review information on the Company's Western Canadian operations and for information and detailed maps regarding Canadian Superior's Trinidad "Tradewinds" Offshore Project and the recently awarded Block 5 (c)).


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This press release contains forward-looking information on future production, project start-ups and future capital spending. Actual results or estimated results could differ materially due to changes in project schedules, operating performance, demand for oil and gas, commercial negotiations or other technical and economic factors or revisions. Statements contained in this press release relating to future results, events and expectations are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such statements. Such factors include, among others, those described in the Company's annual report on Form 40-F on file with the U.S. Securities and Exchange Commission.

FOR FURTHER INFORMATION RELATED TO CANADIAN SUPERIOR ENERGY INC. AND/OR THIS PRESS RELEASE, PLEASE CONTACT:

Canadian Superior Energy Inc.
Suite 3300, 400 - 3rd Avenue S.W.
Calgary, Alberta
Canada T2P 4H2
Investor Relations
Phone: (403) 294-1411
Fax:   (403) 216-2374
www.cansup.com